Exhibit 12.1

Statement Regarding Computation of Ratio of Earnings to Fixed Charges

Ratio of Earnings to Fixed Charges	Year Ended December 31,					Nine months ended September 30, 2010
	2009	2008	2007	2006	2005
Earnings:
Net income attributable to MasTec	$70,748	$65,788	$(7,328)	$(50,348)	$(14,616)	$52,017
Provision for income taxes	8,385	870	—	—	—	35,912
Income attributable to MasTec before income taxes	79,133	66,658	(7,328)	(50,348)	(14,616)	87,929

Add:
Minority interest (1)	$—	$—	$2,459	$2,294	$1,714	$—

Loss from discontinued operations	—	814	13,611	90,398	35,947	—

Fixed charges	51,237	36,928	32,168	31,186	35,297	51,187

Subtotal Earnings	$130,370	$104,400	$40,910	$73,530	$58,342	$139,116

Less: Undistributed earnings of less-than-50% owned affiliates	—	—	119	5,772	285	—

Total Earnings	$130,370	$104,400	$40,791	$67,758	$58,057	$139,116

Fixed Charges:
Interest expense	$25,944	$17,721	$16,135	$14,453	$19,463	$22,732

Estimate of interest within rental expense	25,293	19,207	16,033	16,733	15,834	28,455

Total Fixed Charges	$51,237	$36,928	$32,168	$31,186	$35,297	$51,187

Ratio of Earnings to Fixed Charges	2.5x	2.8x	1.3x	2.2x	1.6x	2.7x

(1)	In years prior to the adoption of SFAS 160, Non-controlling Interests in Consolidated Financial Statements, (2004-2008), other parties’ interests in less-than-100%-owned subsidiaries were accounted for as minority interest. Upon the adoption of SFAS 160 in 2009, these interests are accounted for as non-controlling interests and are excluded from net income attributable to MasTec. Therefore, no further adjustment for the non-controlling interest portion of net income is required in 2009 or 2010.